Exhibit 99.1

Ad-hoc Release pursuant to Art. 17 MAR

Cologne Higher Regional Court grants approval of capital increase

Leverkusen, Germany, January 07, 2021 – Biofrontera AG (NASDAQ: BFRA; Frankfurt Stock Exchange: B8F) (the “Company”), an international biopharmaceutical company, announces that the Cologne Higher Regional Court has granted the release of the capital increase resolved by the Annual General Meeting on May 28, 2020.

On May 28, 2020, the Annual General Meeting had resolved, with the required majority, to increase the Company’s share capital by issuing up to 8,969,870 new registered no-par value shares against cash contributions while granting an indirect subscription right (agenda item 6).

One shareholder had filed an action for rescission and annulment against this resolution in order to block the entry of the capital increase in the Commercial Register and thus the implementation of the capital increase. As a result, the Company filed the application for release with the Cologne Higher Regional Court, which was granted today.

With today’s positive decision by the Cologne Higher Regional Court, the capital increase can now be implemented in a timely manner. This will enable the Company to move forward with its strategic research and development projects and its products’ market penetration with maximum speed.

Biofrontera AG, Hemmelrather Weg 201, 51377 Leverkusen

ISIN: DE0006046113

WKN: 604611

Contact: Biofrontera AG

Tel.: +49 (0214) 87 63 2 0, Fax.: +49 (0214) 87 63 290

E-mail: ir@biofrontera.com

Forward Looking Statements: Certain statements in this press release are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995 regarding the public offering and the intended use of proceeds from the offering. These statements may be identified by the use of forward-looking words such as “anticipate,” “believe,” “forecast,” “estimate” and “intend,” among others. Such forward-looking statements are based on the currently held beliefs and assumptions of the management of Biofrontera AG, which are expressed in good faith and, in their opinion, reasonable. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, financial condition, performance, or achievements of the Company, or industry results, to differ materially from the results, financial condition, performance or achievements expressed or implied by such forward-looking statements. These risks, uncertainties and other factors are set forth in the Registration Statement on Form F-1 filed with the SEC, including in the section “Risk Factors,” and in future reports filed with the SEC. Given these risks, uncertainties and other factors, prospective investors are cautioned not to place undue reliance on these forward-looking statements. The Company does not undertake an obligation to update or revise any forward-looking statement.

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